UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934**

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

(Name of Registrant as specified in its charter)

**2281 Guenette, Ville Saint-Laurent
Montreal, Quebec, Canada HR4 2E9**

Colorado	84-1509950
(State of incorporation)	(IRS Employer Identification #)

(Name of Person(s) Filing Proxy Statement, if Other Than Registrant)

[X] Filed by the Registrant
[   ] Filed by a Party other than the Registrant

[X] Preliminary Proxy Statement
[   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ] Definitive Proxy Statement
[   ] Definitive Additional Materials
[   ] Soliciting Material Pursuant to Rule 14a-12

[X] No fee required
[   ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

Title of each class of securities to which transaction applies: _____
Aggregate amount: _____
Proposed price per unit: _____
Proposed maximum aggregate value: _____
Total fee paid: _____

[   ] Fee previously paid with preliminary materials.
[   ] Part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and the
filing for which the offsetting fee was paid previously is identified. Identification
of the previous filing is by registration statement number, or the form or schedule
and the date of its filing.

Amount Previously Paid: _____
Form, Schedule or Registration Statement No.: _____
Filing Party: _____
Date Filed: _____

MEDICAL INTERNATIONAL TECHNOLOGY, INC.
2281 Guenette, Ville Saint-Laurent
Montreal, Quebec, Canada HR4 2E9

_____

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 6, 2004

_____

TO OUR SHAREHOLDERS:

Notice is hereby given that an Annual Meeting of Shareholders (the "Meeting") of Medical International Technology, Inc. will be held at the Company's principal executive offices, 2281 Guenette, Ville Saint-Laurent, Montreal, Quebec, Canada HR4 2E9, on July 6, 2004 at 10:00 a.m., local time, for the purpose set forth in this Notice. A Proxy Card and a Proxy Statement for the meeting are enclosed.

The Meeting is for the purpose of considering and acting upon:

1. The election of two (2) directors to our Board of Directors, to serve until resignation or removal from office, or until respective successor(s) are elected and qualified;

2. Approval of an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock of the corporation from 30,000,000 to 100,000,000;

3. Consideration of any matters which may properly come before the Meeting, or any adjournment thereof. At this time, the Board of Directors is not aware of any other business to come before the Meeting.

Any action may be taken on any one of the foregoing proposals at the Meeting on the date specified above or on any date or dates to which the Meeting may be adjourned.   Only shareholders of record as of the close of business on June 3, 2004 are entitled to notice of and to vote at the Meeting. Our stock transfer books will remain open. There is printed on the following pages a Proxy Statement to which your attention is invited. Please read it carefully.

You are requested to fill in and sign the enclosed form of Proxy which is solicited by the Board of Directors and to mail it promptly in the enclosed envelope. The Proxy will not be used if you attend and vote at the meeting in person.

By Order of the Board of Directors

Karim Menassa
President

Montreal, Quebec, Canada
June 3, 2004

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED POSTAGE PREPAID, ADDRESSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 6, 2004

INTRODUCTORY STATEMENT

This Proxy Statement and accompanying Proxy are furnished in connection with a solicitation of Proxies by the Board of Medical International Technology, Inc. (the "Company) for use at the Annual Meeting of Shareholders of the Company, to be held at:

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

2281 Guenette, Ville Saint-Laurent

Montreal, Quebec, Canada HR4 2E9

on

July 6, 2004, at 10:00 a.m., local time,

for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. References in this document to "us",”our”, "we" or "the Company" refer to Medical International Technology, Inc. and its predecessor.

Shareholders of record at the close of business on June 3, 2004 will be entitled to receive notice of and to vote at the meeting. Each share of common stock is entitled to one vote for each matter submitted to a vote at the meeting. Shares represented by executed and unrevoked Proxies will be voted in accordance with the specifications made thereon. If the enclosed form of Proxy is executed and returned, it nevertheless may be revoked by giving another Proxy or by letter or telegram directed to the Company. Any such revocation must show the shareholder's name and must be received prior to the commencement of the meeting in order to be effective. Additionally, any shareholder attending the meeting in person, who wishes to do so, may vote by ballot at the meeting, thereby canceling any Proxy previously given. Proxy materials will be mailed to shareholders of record on or about June 4, 2004.

Shareholder of Record: Shares Registered in Your Name
If on June 3, 2004 your shares were registered in your name with Medical International Technology, Inc.'s transfer agent, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you intend to attend the meeting, you are encouraged to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If on June 3, 2004 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

Multiple Shareholders Sharing the Same Address
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process potentially means extra convenience for shareholders and cost savings for companies. Shareholders sharing a same address may either contact the Company by written request, or contact their broker, as applicable; to request single or multiple proxy statement and annual report delivery, as may be desired.

Cost of Solicitation of Proxies
The cost of solicitation will be borne by us. We will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending proxy material to the beneficial owners of common stock. In addition to solicitation by mail, our directors and officers may solicit Proxies personally or by telegraph or telephone, without additional compensation.

VOTING AND RELATED MATTERS

Quorum Requirement

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if shares representing a majority of the voting power of the outstanding shares are represented by shareholders present at the meeting or by proxy. On the record date, there were 25,092,600 shares of common stock outstanding and entitled to vote. Your shares will be counted towards the quorum only if a valid proxy vote is submitted or you vote at the meeting. Abstentions and non-votes will be counted towards the quorum.

Proposal Approval Requirements

Shareholders may vote "For" each nominee for director or abstain from voting for any nominee. For each of the other matters, shareholders may vote "For" or "Against" or abstain from voting.

Proposal One – Election of Directors
Each nominee must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

Proposal Two – Amendment of Articles of Incorporation to increase authorized shares
The amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock from 30,000,000 to 100,000,000 must receive a "For" vote from a majority of the outstanding shares of common stock. Non-votes and abstain from voting will have the same effect as an "Against" vote.

Vote Counting

Votes will be counted by the inspector appointed for the meeting, who will separately count "For", "Against", abstentions and non-votes. Abstentions and non-votes will not be counted towards the vote total for any proposal except Proposal Two, which will have the same effect as an "Against" vote.

Voting Results

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-QSB subsequent to the meeting.

ACTION TO BE TAKEN UNDER THE PROXY

Proxies in the accompanying form that are properly executed and returned will be voted at the Annual Meeting in accordance with the instructions thereon. Any proxy upon which no instructions have been indicated with respect to a specific matter will be voted as follows with respect to such matter: (1) "FOR" the election of each of the two (2) persons named in this Proxy Statement as Management's nominees for election to our Board of Directors; (2) "FOR" approval of an amendment to our Articles of Incorporation to increase in the number of authorized shares of common stock of the corporation from 30,000,000 to 100,000,000; (3) "FOR" the transaction of any other business to come before the Meeting, in the discretion of the holders of such Proxies

RELATED MATERIALS

The Company's Annual Report on Form 10-KSB for the fiscal year ending September 30, 2003 and Quarterly Report on Form 10-QSB for the period ending December 31, 2003 are available online at www.sec.gov through the Securities and Exchange Commission EDGAR database. Any shareholder who is unable to retrieve a copy of such Annual Report or Quarterly Report may obtain a copy by writing to us. The Annual Report and/or Quarterly Report is not to be treated as part of the proxy solicitation material, or as having been incorporated by reference.

SHAREHOLDER PROPOSALS

According to Rule l4a-8 under the Securities Exchange Act of 1934, a shareholder may require that certain proposals suggested by shareholders be voted on at a shareholders meeting. Information concerning such proposals must be submitted to us for inclusion in our proxy statement. Such proposals for inclusion in our proxy materials relating to our next Annual Meeting must be received by us not later than January 31, 2005.

NOTICE TO BANKS, BROKERS/DEALERS, VOTING TRUSTEES, AND THEIR NOMINEES

Please advise us, in care of our corporate address, whether any other persons are the beneficial owners of the shares of common stock for which Proxies are being solicited from you, and, if so, the number of copies of the Proxy Statement, and other soliciting materials, you wish to receive in order to supply copies to the beneficial owners of shares.

OTHER BUSINESS

As of the date of this Proxy Statement, our management has no knowledge of any business, other than previously described herein, which should be presented for consideration at the meeting. In the event that any other business is presented at the meeting, we intend that the persons named in the enclosed Proxy will have authority to vote such Proxy in accordance with their best judgment on such business.

PROPOSAL ONE
ELECTION OF DIRECTORS

Medical International Technology, Inc.'s Board of Directors consists of two directors. There are two nominees for director this year and each nominee is currently a director of the Company. Each director to be elected will hold office until the next annual meeting of shareholders and until his successor is elected, or until the director's death, resignation or removal.

The nominees for the Board of Directors are as follows:

Karim Menassa , age 53, serves as the President of Medical International Technology, Inc. Mr. Menassa also serves as a member of the Board of Directors of Medical International Technology, Inc. Mr. Menassa has developed many state-of-the-art, efficient and reliable devices, and has marketed various medical devices in more than 60 countries. Mr. Menassa obtained a degree in Precision Mechanics Design from the Instituto Salesiano Don Bosco in Cairo, Egypt.

Michel Bayouk, age 57, serves as the Secretary of Medical International Technology, Inc. Mr. Bayouk also serves as a member of the Board of Directors of Medical International Technology, Inc. Mr. Bayouk is a Chartered Accountant and has been involved in financial auditing since 1970.

 It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" the election of each person listed above, unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the electing of such certain Directors to office. Our Board of Directors does not contemplate that any nominee will be unable to serve as a Director for any reason, but if that should occur prior to the meeting, the Board of Directors reserves the right to substitute another person(s) of their choice as nominee(s). Each nominee must be approved by an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders. Our Management recommends that shareholders vote "FOR" the election of the nominees.

PROPOSAL TWO
AMENDMENT OF ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED SHARES

The Board of Directors is requesting shareholder approval of an amendment to the Company's Articles of Incorporation to increase the Company's authorized number of shares of common stock from 30,000,000 to 100,000,000 shares.

The additional common stock to be authorized by adoption of the amendment would have the same rights identical to the currently outstanding common stock of the Company. Adoption of the proposed amendment and issuance of the common stock would not affect the rights of the holders of currently outstanding common stock, except for effects incidental to increasing the number of shares of the Company's common stock outstanding, such as dilution of the earnings per share. If the amendment is adopted, it will become effective upon filing a Certificate of Amendment to the Company's Articles of Incorporation with the Secretary of State of the State of Colorado.

Although at present the Board of Directors has no specific plans to issue the additional shares of common stock, it desires to have the shares available to provide additional flexibility to use its capital stock for business and financial purposes in the future. The additional shares may be used for various purposes without further shareholder approval. These purposes may include: raising capital; providing equity incentives to officers, directors, and employees; expanding the Company's business through acquisition of other businesses or products; and other purposes.

The affirmative vote of the holders of a majority of the outstanding shares of common stock will be required to approve this amendment to the Company's Articles of Incorporation. As a result, non-votes and abstain from voting will have the same effect as negative votes. Our Management recommends that shareholders vote "FOR" approval of an amendment to the Company's Articles of Incorporation to increase the Company's authorized number of shares of common stock from 30,000,000 to 100,000,000 shares.

VOTING SECURITIES, PRINCIPAL HOLDERS

The holders of our $0.001 par value common stock have the exclusive voting rights at this Annual Meeting, with each share entitled to one vote. Only shareholders of record at the close of business on May 10, 2004 are entitled to notice of and to vote at the Meeting and any adjournment thereof. As of December 31, 2003, we had 25,092,600 shares of common stock outstanding.

The following sets forth the number of our $0.001 par value common stock beneficially owned by (i) each person who, as of December 31, 2003, was known by us to own beneficially more than five percent (5%) of our common stock, (ii) our Directors, and (iii) our Officers and Directors of the Registrant as a group.

Name and Address of Beneficial Holder	Amount and Nature of Beneficial Ownership	Percent
Karim Menassa President, Director 2281 Guenette, Ville Saint-Laurent Montreal, Quebec, Canada HR4 2E9	2,000,000 shares (1)	8.0 %
Michel Bayouk Secretary, Director 2281 Guenette, Ville Saint-Laurent Montreal, Quebec, Canada HR4 2E9	1,560,000 shares (2)	6.2 %
Officers and Directors as a Group	3,560,000 shares	14.2 %

Total issued and outstanding as of December 31, 2003 was 25,092,600 shares.

Notes:
  (1) 2849674 Canada, Inc. holds 1,000,000 common shares and is controlled by Karim Menassa.
        The other 1,000,000 common shares are held directly by Karim Menassa.
  (2) 165029 Canada, Inc. holds 200,000 common shares and is controlled Michel Bayouk.
        9117-2221 Quebec, Inc. holds 750,000 common shares and is a company 50% owned by Michel Bayouk
        and 50% owned by an unrelated party, the other 610,000 common shares are held directly by Michel Bayouk.

All ownership is beneficial and of record except as specifically indicated otherwise. Beneficial owners listed above have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Currently, 10,500,000 common shares are held by our wholly owned subsidiary Medical International Technology (MIT Canada) Inc. These shares were used for the acquisition of the operations of MIT Canada in July of 2002. The shares are subject to distribution to approximately 24 shareholders upon their conversion of preferred shares in MIT Canada, Inc., pursuant to the acquisition agreement. These shareholders include Karim Menassa, our President and Director, and two companies controlled by him. If converted, Mr. Menassa and the related companies would beneficially own 8,058,225 common shares (32.1%) of Medical International Technology, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the 1934 Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the best knowledge of the Company, based solely on review of the copies of such reports furnished to the Company and written representation that no other reports were required, all reports required to be filed pursuant to rule 16a-3(e) were filed for the most recent fiscal year.

DIRECTORS, OFFICERS, AND COMMITTEES

The following sets forth the names of the officers and directors of Medical International Technology, Inc.

NAME	POSITION(S)	TENURE
Karim Menassa	Chairman, President, Director	June 27, 2002 to present
Michel Bayouk	Secretary, Director	June 27, 2002 to present

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of Medical International Technology, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

The officers serve at the discretion of the Company's Directors. There are no familial relationships among the officers and directors, nor are there any arrangements or understanding between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Committees

The Board of Directors held no meetings during the year ended September 30, 2003, nor the quarter ended December 31, 2003, but conducted board activities through unanimous consent board resolutions in lieu of meetings.

We have no committees of the Board of Directors.

Audit Committee

All members of our Board of Directors perform the responsibilities of the Audit Committee; providing oversight of the Company's accounting functions and internal controls.

Executive Compensation Committee

All members of our Board of Directors performed the responsibilities of the Executive Compensation Committee, and participated in deliberations and made decisions concerning executive officer compensation during the course of regular Board Meetings or board activities conducted through unanimous consent board resolutions in lieu of meetings.

Nominating Committee

All members of our Board of Directors acted as the Nominating Committee, and participated in deliberations and made decisions concerning director nominations during the course of regular Board Meetings or board activities conducted through unanimous consent board resolutions in lieu of meetings.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Summary

The following table reflects compensation paid to our officers and directors through the fiscal year ending September 30, 2003.

SUMMARY COMPENSATION TABLE

| Position | Year | Annual Compensation | | | Award(s) | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Karim Menassa (1) President and Director	2003	0	0	16,702	0	0	0	50,341
	2002	0	0	0	0	0	0	0
Michel Bayouk (2) Secretary and Director	2003	0	0	0	179,250	0	0	0
	2002	0	0	0	0	0	0	0

Notes:

(1) The Company paid consulting services of $16,702 to Karim Menassa, our President and $50,341 to 2849674 Canada, Inc. a company controlled by Mr. Menassa.

(2) A total of 450,000 common shares were issued to 9117-2221 Quebec, Inc., a company 50% owned by Michel Bayouk and 50% owned by an unrelated party, for services. These shares are restricted and were valued at the average market price on the dates issued.

As of September 30, 2003, we had no group life, health, hospitalization, medical reimbursement or relocation plans in effect. Further, we had no pension plans or plans or agreements which provide compensation on the event of termination of employment or change in control of us.

We do not pay members of our Board of Directors any fees for attendance or similar remuneration or reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Subsequent to September 30, 2003, the Company has issued 1,050,000 common shares to Michel Bayouk, a company controlled by him and a company 50% owned by Michel Bayouk and 50% owned by an unrelated party, for services. These shares are restricted and were valued the average market price on the dates issued for $268,000.

Subsequent to September 30, 2003, the Company has issued 2,000,000 common shares to Karim Menassa or companies controlled by him for services. These shares are restricted and were valued the average market price on the dates issued for $520,000.

Compensation of Directors

There was no compensation paid to any directors of Medical International Technology, Inc. as director's fees.

Employment Agreements

No formal employment agreements currently exist with any officer or employee.

Long-Term Incentive Plan

None

Medical International Technology, Inc.
2281 Guenette, Ville Saint-Laurent
Montreal, Quebec, Canada HR4 2E9

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
OF
MEDICAL INTERNATIONAL TECHNOLOGY, INC.

THE UNDERSIGNED hereby appoints and constitutes Karim Menassa as his true and lawful agents and proxy, with full power of substitution and revocation, to attend, represent and to vote the shares of common stock of the undersigned at the Annual Meeting of Shareholders to be held at the Company's principal executive offices, , 2281 Guenette, Ville Saint-Laurent, Montreal, Quebec, Canada HR4 2E9, on July 6, 2004 at 10:00 a.m., local time, for the purpose set forth in the accompanying Notice of Annual Meeting of Shareholders and at any adjournment thereof, and on all matters coming before said meeting.

Management recommends a vote FOR items 1 through 3 and **SHARES WILL BE VOTED UNLESS YOU INDICATE OTHERWISE:**

1. Approval of the following individuals to serve on the Board of Directors:

   Karim Menassa   FOR_____   ABSTAIN_____

   Michel Bayouk   FOR_____   ABSTAIN_____

2. Approval of an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock of the Company from 30,000,000 to 100,000,000.

   FOR_____   AGAINST_____   ABSTAIN_____

3. Consideration of any matters which may properly come before the Meeting, or any adjournment thereof. The Board of Directors is not aware of any other business to come before the Meeting at this time.

   FOR_____   AGAINST_____   ABSTAIN_____

Dated: _____, 2004

(Printed name of Shareholder) _____

(Signature of Shareholder) _____

This Proxy Must Be Signed Exactly As Your Name Appears On Your Stock Certificate. Executors, Administrators, Trustees, Etc., Should Give Full Title As Such. If The Signer Is A Corporation, Please Sign Full Corporate Name By A Duly Authorized Officer.

PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY.
THE FAILURE TO CHECK A BLOCK WILL BE TAKEN AS A VOTE FOR THE PROPOSITION.